Mail Stop 3561

November 25, 2009

By U.S. Mail and facsimile to (262) 780-3655

Donald F. Mardak
Chief Executive Officer and President
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin 53151

      Re: International Monetary Systems, Ltd.
              Form 10-K for the Year Ended December 31, 2008
              Filed April 8, 2009
              Proxy Statement on Schedule 14A
              Filed May 15, 2009
              Form 10-Q for the Periods Ended March 31 and June 30, 2009
              Filed May 15 and August 14, 2009, respectively
              Form 10-Q for the Period Ended September 30, 2009
              Filed November 16, 2009
              File No. 000-30853

Dear Mr. Mardak:

      We have reviewed your response dated October 23, 2009 to our comment letter of September 25, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Item 9A(T)-Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

1. We note your response to comment three of our letter. Please include the specific reference to your chief executive and chief financial officers as indicated in Exchange Act Rule 13a-15(e).

Item 12-Security Ownership of Certain Beneficial Owners and Management, page 19

2. We note your response to comment five of our letter. Please clarify the options to which you are referring and clearly indicate whether the disclosure in the table includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Item 15-Exhibits Lists and Reports on from [*sic*] 8-K, page 21

3. The auditor's consent is required due to the incorporation by reference of the Form 10-K into an active Form S-8. Please amend the filing for the purpose of adding the auditor's consent. See Item 601(b)(23) of Regulation S-K, Rule 436, and Compliance and Disclosure Interpretation 126.22 available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Signatures, page 22

4. We note your response to comment seven of our letter and we reissue the comment in part. Please confirm that your amended 10-K will be signed as provided in the form. The second part of the signature section must be signed in their capacity by your principal financial officer and your controller or principal accounting officer. In addition, please confirm that the introductory language to the signatures will be exactly as provided in the form. See Form 10-K and General Instruction D(2)(a).

Proxy Statement on Schedule 14 A

Proposal No. 1 Election of Directors, page 3

Board Committees and Meetings, page 3

5. We note your response to comment nine. Please confirm that you will include this information in future filings.

Form 10-Q for the Period Ended September 30, 2009

Item 4. Controls and Procedures, page 19

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures were not effective as of September 30, 2009. You then state that "despite the identified weaknesses in our internal control procedures, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2009, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified…." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state your current conclusion, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Changes in Internal Controls, page 19

7. We note your disclosure that "[e]xcept as set forth above, we did not make any changes in our internal control over financial reporting during the period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director